Exhibit 99.76

CORRECTION FROM SOURCE: HudBay to suspend operations at its Chisel North mine and Snow Lake concentrator

TORONTO, ONTARIO—(Marketwire – Jan. 9, 2009) –

A correction from source is issued with respect to the news release that was disseminated for HudBay Minerals Inc. (TSX:HBM) on January 9, 2009 at 9:00 AM ET. The wording of sentence 2 in paragraph 5 has been revised as follows:

In the nine months ended September 30, 2008, it produced 243,078 tonnes of ore, and has produced approximately 2.5 million tonnes of ore between June 2000, when commercial production began, and September 30, 2008.

The full corrected release follows:

Toronto, Ontario – January 9, 2009 – HudBay Minerals Inc. (TSX:HBM) has determined that it will suspend operations at its Chisel North mine and concentrator in Snow Lake, Manitoba due to depressed prices of base metals, and the economic downturn. The company will place both the mine and concentrator under care and maintenance until economic conditions warrant reevaluation.

“We recognize this will be difficult for Snow Lake, and we’re committed to working with the community throughout this challenging period. We regret the impact this will have on the community and our employees. I’d like to thank the Chisel North operations team for its contribution to the growth of HudBay,” said Allen J. Palmiere, the company’s chief executive officer. “The discovery of the Lalor deposit illustrates the excellent exploration opportunities available in the area, and I believe the Chisel North mine and the Snow Lake concentrator remain important assets in the ongoing feasibility and future productivity of the Lalor deposit.”

HudBay will work closely with its employees and the unions as well as the Province of Manitoba to assist in mitigating the impact the suspension will have on the approximately 100 workers at the mine and concentrator. The company expects the mine to suspend operations in late February, with closure of the concentrator to occur by the end of May. A small group of employees will be retained to keep the facilities on care and maintenance.

HudBay will work to ensure a safe suspension of operations, and is committed to continuing to maintain high environmental standards during the care and maintenance period. The company will continue to monitor and manage the water treatment plant, as well as monitor the tailings management facility on an ongoing basis.

The Chisel North mine is located approximately 705 kilometres from Winnipeg, Manitoba. In the nine months ended September 30, 2008, it produced 243,078 tonnes of ore, and has produced approximately 2.5 million tonnes of ore between June 2000, when commercial production began, and September 30, 2008.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the closure of the Snow Lake operations, HudBay’s future production, financial results and exploration plans. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, future commodity prices, results of exploration activities, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, variations in ore grade and recovery rates, failure of plant, equipment or processes to operate as anticipated, permitting timelines, capital expenditures, changes in project parameters, care and maintenance costs, as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available on www.sedar.com.

Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com